SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON,  DC  20549

                                ----------------

                                 SCHEDULE  13D
                                (Rule  13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE  13d-2(a)

                         (Amendment  No.  __________  )(1)

                          ARC Wireless Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $0.0005 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03878k207
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Brean Murray Carret Group Inc.
                              40 West 57th Street
                                   20th Floor
                            New York, New York 10019
                                 (212) 231-3918

--------------------------------------------------------------------------------
                 (Name,  Address  and  Telephone  Number  of  Person
               Authorized  to  Receive  Notices  and  Communications)

                               September 22, 2009
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued  on  following  pages)
                              (Page  1  of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No._________                    13D                    Page___ of __ Pages


--------------------------------------------------------------------------------
1    NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSON

 Brean  Murray  Carret  Group  Inc.
--------------------------------------------------------------------------------
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC  USE  ONLY

--------------------------------------------------------------------------------
4    SOURCE  OF  FUNDS*

 OO
--------------------------------------------------------------------------------
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  OR  2(e)                                   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

 British  Virgin  Islands

--------------------------------------------------------------------------------
               7    SOLE  VOTING  POWER

                    559,266
               -----------------------------------------------------------------
  NUMBER  OF   8    SHARED  VOTING  POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE  DISPOSITIVE  POWER
  REPORTING
   PERSON           559,266
    WITH       -----------------------------------------------------------------
               10   SHARED  DISPOSITIVE  POWER

                    0

--------------------------------------------------------------------------------
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

 559,266
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

 18.09%
--------------------------------------------------------------------------------
14   TYPE  OF  REPORTING  PERSON*

 CO
--------------------------------------------------------------------------------
                     *SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

CUSIP No._______                      13D                    Page___ of __ Pages

--------------------------------------------------------------------------------
1    NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSON

 Q Management Services (PTC) Ltd., as Trustee of the PQ II Trust and as Trustee of the PQ III Trust

--------------------------------------------------------------------------------
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC  USE  ONLY

--------------------------------------------------------------------------------
4    SOURCE  OF  FUNDS*

 N/A
--------------------------------------------------------------------------------
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  OR  2(e)                                   |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

 British  Virgin  Islands
--------------------------------------------------------------------------------
               7    SOLE  VOTING  POWER

                    0
               -----------------------------------------------------------------
  NUMBER  OF   8    SHARED  VOTING  POWER
   SHARES
BENEFICIALLY        559,266
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE  DISPOSITIVE  POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED  DISPOSITIVE  POWER

                    559,266
--------------------------------------------------------------------------------
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

 559,266
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

 18.09%
--------------------------------------------------------------------------------
14   TYPE  OF  REPORTING  PERSON*

 CO
--------------------------------------------------------------------------------
                     *SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

CUSIP No._______                      13D                    Page___ of __ Pages

--------------------------------------------------------------------------------
1    NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSON

 Phyllis  Quasha
--------------------------------------------------------------------------------
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC  USE  ONLY

--------------------------------------------------------------------------------
4    SOURCE  OF  FUNDS*

 N/A
--------------------------------------------------------------------------------
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  OR  2(e)                                   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

 Australia
--------------------------------------------------------------------------------
               7    SOLE  VOTING  POWER

                    0
               -----------------------------------------------------------------
  NUMBER  OF   8    SHARED  VOTING  POWER
   SHARES
BENEFICIALLY        559,266
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE  DISPOSITIVE  POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED  DISPOSITIVE  POWER

                    559,266
--------------------------------------------------------------------------------
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

 559,266
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

 18.09%
--------------------------------------------------------------------------------
14   TYPE  OF  REPORTING  PERSON*

 IN
--------------------------------------------------------------------------------
                     *SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

CUSIP No._______                      13D                    Page___ of __ Pages

________________________________________________________________________________
Item  1.  Security  and  Issuer.

The title of the class of equity securities to which this statement relates is common stock, $0.0005 par value (the "Common Stock"), of ARC Wireless Solutions, Inc. (the "Issuer"), whose principal executive offices are located at 210601 West 48 Avenue, Wheat Ridge, Colorado 80033-2660.

________________________________________________________________________________
Item  2.  Identity  and  Background.

     This statement on Schedule 13D (the "Statement") is being jointly filed by each of the following persons (being herein collectively referred to as the "Reporting Persons") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the Common Stock: Brean Murray Carret Group Inc., a British Virgin Islands company ("Brean"); Q Management Services (PTC) Ltd., a British Virgin Islands company ("Q Management"), as Trustee of the PQ II Trust, a trust administered under the laws of the British Virgin Islands ("PQ II") and as Trustee of the PQ III Trust, a trust administered under the laws of the British Virgin Islands ("PQ III"); Phyllis Quasha ("Quasha").

The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k)(1) of the Act.

The Reporting Persons are filing this Statement because they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Act, with respect to the transaction described in Item 4 of this Statement. Except as expressly otherwise set forth in this Statement, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other
Reporting  Person  or  any  other  person.

Q Management, as Trustee of PQ II and as Trustee of PQ III, owns all of the capital stock of Brean. Vicali Services (BVI) Inc., a British Virgin Islands company ("Vicali"), is the sole director of Brean, and Susan V. Demers, a United States citizen ("Demers"), and Andrea J. Douglas, a citizen of New Zealand ("Douglas"), are the directors of Vicali. Q Management is the sole trustee of each of PQ II and PQ III. Each of PQ II and PQ III are revocable trusts. Vicali is the sole director of Q Management. Quasha, an Australian citizen, is the settlor of each of PQII and PQIII and, as such, is in a position, indirectly, to determine the investment and voting positions made by Brean.

         The principal business address and principal business or occupation of each Reporting Person is as follows:

Name  and  Business  Address                    Principal Business or Occupation

Brean  Murray  Carret  Group  Inc.              Investment holding company
Tropic  Isle  Building
P.O.  Box  3331
Road  Town,  Tortola
British  Virgin  Islands  VG  1110

PQ  II  Trust                                   Trust
Q Management Services (PTC) Ltd., as Trustee
Tropic  Isle  Building
P.O.  Box  3331
Road  Town,  Tortola
British  Virgin  Islands  VG  1110

PQ  III  Trust                                  Trust
Q Management Services (PTC) Ltd.,as Trustee
Tropic  Isle  Building
P.O.  Box  3331
Road  Town,  Tortola
British  Virgin  Islands  VG  1110

Q  Management  Services  (PTC)  Ltd.            Private trust company
Tropic  Isle  Building
P.O.  Box  3331
Road  Town,  Tortola
British  Virgin  Islands  VG  1110

Phyllis  Quasha                                 Retired
Lyford  Suites
Suite  12
Lyford  Cay  Club
Nassau,  New  Providence
The  Bahamas

Vicali  Services  (BVI)  Inc.                   Company administration
Tropic  Isle  Building
P.O.  Box  3331
Road  Town,  Tortola
British  Virgin  Islands  VG  1110

Susan  V.  Demers                               Attorney
Tropic  Isle  Building
P.O.  Box  3331
Road  Town,  Tortola
British  Virgin  Islands  VG  1110

Andrea  J.  Douglas                             Accountant
Tropic  Isle  Building
P.O.  Box  3443
Road  Town,  Tortola
British  Virgin  Islands  VG  1110

     During the past five years, no Reporting Person and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

________________________________________________________________________________
Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration.

     As described in Item 5(c) below, Brean Murray purchased the 76,524 shares of Common Stock for an aggregate purchase price of $158,462.19 and financed the purchase through cash on hand.

________________________________________________________________________________
Item  4.  Purpose  of  Transaction.

     The Reporting Persons acquired the shares of Common Stock of the Issuer for general investment purposes. The Reporting Persons will continuously evaluate their ownership of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, including the availability of other investment opportunities, each Reporting Person may from time to time acquire additional shares of Common Stock that such Reporting Person now owns or may hereafter acquire.

     Without limitation of the foregoing (and consistent with their investment purpose), the Reporting Persons will continue to consider alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions, in addition to that discussed above, may include making recommendations to members of management concerning various business strategies, acquisitions, policies, seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, significant equity investment, exchange offer or otherwise, or such other actions as the Reporting Persons may deem appropriate.

________________________________________________________________________________
Item  5.  Interest  in  Securities  of  the  Issuer.


     (a) The Reporting Persons may be deemed to be a group according to the rules under the Act, and as such a group, may be deemed to beneficially own an aggregate of 559,266 shares of Common Stock as of September 16, 2009, which was approximatelty 18.09% of the outstanding Common Stock on such date (all computations of the percentage of Common Stock set forth herein are based on a total of 3,091,350 shares of Common Stock outstanding as of August 1, 2009 as reported in the Issuer's annual 10-K statement, as filed with the Securities and Exchange COmmission on June 30, 2009). As of September 16, 2009, each Reporting Person beneficially owns the following number of shares of Common Stock:

Name of Filing Person      Shares Beneficially Owned      Percent of Outstanding

Brean Murray Carret Group Inc.       559,266                18.09%

Q Management Services (PTC) Ltd.,    559,266                18.09%
as Trustee of the PQ II and as
Trustee of the PQ III Trust

Phyllis  Quasha                      559,266                18.09%


     (b) Brean is deemed to solely have the power to vote or to direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by Brean. Because of their relationship to Brean as identified in Item 2 above, each of Q Management, as Trustee of PQII and as Trustee of PQ III, Vicali, Demers, Findlay, Q Management and Quasha share voting and dispositive power with regard to the Common Stock owned by Brean and, therefore, may be deemed to have indirect beneficial ownership of the Common Stock owned by Brean.


     (c) The following transactions were effective by the identified parties during the sixty days preceding the date of filing of this Schedule 13d:

Reporting Person     Date         Buy/Sell    Number of Shares  Price  Per Share

Brean  Murray        Jul. 7       Buy             856 shares       $ 2.2604
Brean Murray         Aug. 27      Buy           7,042 shares       $ 2.0738
Brean  Murray        Sep. 1       Buy             814 shares       $ 2.1539
Brean  Murray        Sep. 2       Buy           8,000 shares       $ 2.0531
Brean Murray         Sep. 3       Buy          60,188 shares       $ 2.0571
Brean  Murray        Sep. 8       Buy             500 shares       $ 2.06
Brean  Murray        Sep. 16      Buy           7,022 shares       $ 2.199


The transactions listed above relating to Brean were effected on the NASDAQ Capital Market.


________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Jason Young, an executive officer of the Issuer and representative of Brean, has been appointed by the Reporting Persons to effect the purposes described in Item 4 above. The Reporting Persons may grant Mr.Young proxies to vote the Common Stock held by each Reporting Person in the event a meeting is held as contemplated in Item 4.

     Except as described herein, none of the Reporting Persons, and none of the executive officers or directors of the Reporting Persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurence of which would give another person voting or investment power over securities of the Issuer.

________________________________________________________________________________
Item  7.  Material  to  be  Filed  as  Exhibits.

Joint  Filing  Agreement,  dated  September  22,  2009.
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Septemebr  22,  2009

BREAN  MURRAY  CARRET  GROUP  INC.
By: Vicali  Services  (BVI)  Inc.
Its Director
By:
Name: Susan  V.Demers
Title: Director


Q MANAGEMENT SERVICES (PTC) LTD.               Q MANAGEMENT SERVICES (PTC) LTD.
AS TRUSTEE OF THE PQ II TRUST                  AS TRUSTEE OF THE PQ II TRUST

By: Vicali  Services  (BVI)  Inc.              By: Vicali Services (BVI) Inc.

Its Director                                   Its Director
By:                                            By:
Name: Susan  V.Demers                          Name: Susan V. Demers

Title: Director                                Title: Director


Q MANAGEMENT SERVICES (PTC) LTD.

By: Vicali Services (BVI) Inc.
Its Director
By:
Name: Susan V.Demers
Title: Director


Phyllis  Quasha